United States securities and exchange commission logo





                              October 26, 2022

       Jin Huang
       Chief Executive Officer
       Ambow Education Holding Ltd.
       12th Floor, Tower 1, Financial Street,
       Chang   an Center,
       Shijingshan District, Beijing 100043
       People   s Republic of China

                                                        Re: Ambow Education
Holding Ltd.
                                                            Amendment No. 4 to
Registration Statement on Form F-3
                                                            Filed October 14,
2022
                                                            File No. 333-264878

       Dear Jin Huang:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 30, 2022 letter.

       Amendment No. 4 to Registration Statement on Form F-3 filed October 14, 2022

       Cover page

   1. Your discussion of dividends and distributions should not be qualified by materiality.
                                                        Please revise to remove
your reference to the lack of "material" transfers and make
                                                        appropriate revisions
to your disclosure here and on page 9.
   2. Your discussion of the limitations on cash transfers appears to discuss solely those in the
                                                        PRC. Revise to also
discuss limitations applicable to Hong Kong, given your Hong Kong subsidiary. Please make
consistent revisions on page 9.
 Jin Huang
Ambow Education Holding Ltd.
October 26, 2022
Page 2
Risk Factors, page 17

3. Revise to include risk factor disclosure, if material, about the laws and regulations in
      Hong Kong that are applicable to you and your operations where they result in oversight over data security, how this oversight impacts your business and the offering and to what extent you believe that you are compliant with the regulations.
General

4.    Please revise to include a separate    Enforceability    section
consistent with Item 101(g) of
      Regulation S-K. In doing so, identify the officers and directors located in the PRC or
      Hong Kong.

       Please contact Jennie Beysolow at 202-551-8108 or Mara Ransom at 202-551-3264 with any questions.



                                                           Sincerely,
FirstName LastNameJin Huang
                                                           Division of
Corporation Finance
Comapany NameAmbow Education Holding Ltd.
                                                           Office of Trade &
Services
October 26, 2022 Page 2
cc:       Tahra Wright, Esq.
FirstName LastName